UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________

SCHEDULE TO
(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
___________________________________________________

CLEARONE COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

CLEARONE COMMUNICATIONS, INC.
(Name of Filing Persons (Issuer))

Common Stock, $0.001 Par Value
(Title of Class of Securities)

185060100
(CUSIP Number of Class of Securities)

Greg A. LeClaire
Chief Financial Officer
ClearOne Communications, Inc.
5225 Wiley Post Way, Suite 500
Salt Lake City, Utah 84116
(801) 975-7200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation* $10,000,000	Amount of Filing Fee** $393
*
Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 2,000,000 shares of Common Stock, par value $.001, at the maximum tender offer price of $5.00 per share.

**	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$393
Form or Registration No.:	Schedule TO
Filing Party:	ClearOne Communications, Inc.
Date Filed:	August 18, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends the Schedule TO originally filed with the Securities and Exchange Commission on August 18, 2008, by ClearOne Communications, Inc.,(the “Company”), relating to the offer by the Company to purchase up to 2,000,000 shares of its common stock, par value $0.001 per share, at a price not greater than $5.00 nor less than $4.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2008 (the “Offer to Purchase”), and in the Letter of Transmittal (the “Letter of Transmittal”) (which, together with any supplements and amendments thereto, collectively constitute the “Tender Offer”).

The information in the Tender Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended to the extent specifically provided herein.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On September 23, 2008, the Company issued a press release announcing the final results of the Tender Offer, which expired at 12:00 midnight, Eastern time, on September 16, 2008. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(5)(C)	Press Release, dated September 23, 2008, announcing final results of the Tender Offer

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARONE COMMUNICATIONS, INC.

By: /s/ Greg A. LeClaire
Greg A. LeClaire
Chief Financial Officer

Item 12.  Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated August 18, 2008
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Letter to Shareholders
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)*	Advertisement/Press Release, dated August 11, 2008
(a)(5)(B)**	Advertisement/Press Release announcing preliminary results of the Tender Offer, dated September 17, 2008
(a)(5)(C)	Advertisement/Press Release announcing preliminary results of the Tender Offer, dated September 23, 2008
(b) (A)	Margin Loan Agreement, dated September 10, 2008, between ClearOne Communications, Inc. and UBS Financial Services, Inc. (4)
(c)	Not applicable
(d)	ClearOne Communications, Inc. 2007 Equity Incentive Plan (1)
(d)	ClearOne Communications, Inc. 1998 Stock Option Plan (2)
(d)	ClearOne Communications, Inc. 1997 Employee Stock Purchase Plan (3)
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

______________________
*	Previously filed with Schedule TO on August 18, 2008
**	Previously filed with Amendment No. 2 to Schedule TO on September 17, 2008
(1)	Incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-8 filed January 22, 2008 (File No. 333-148789).
(2)	Incorporated by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-8 filed October 6, 2006 (File No. 333-137859).
(3)	Incorporated by reference to Exhibit 4.9 of the Company’s Registration Statement on Form S-8 filed October 6, 2006 (File No. 333-137859).
(4)   Incorporated by reference to Exhibit 10.20 of the Company’s report on Form 8-K filed September 10, 2008.

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